

Mail Stop 3628

October 17, 2008

Via Facsimile and U.S. Mail

Patrick O'Brien, Esq.
Ropes & Gray LLP
One International Place
Boston, MA 02110

> Re: **Oscient Pharmaceuticals Corporation**
> **Amendment No. 1 to Form S-4**
> **Filed October 8, 2008**
> **File No. 333-153394**

Dear Mr. O'Brien:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-4

Material United States Federal Income Tax Consequences, page 95

1. We note your response to comment 11 in our letter dated September 23, 2008. Please revise this section to clarify that the tax discussion in the prospectus constitutes counsel's opinion, as Exhibit 8 indicates. In addition, we note that in counsel's opinion, it is more likely than not that the Exchange should qualify as a tax-free exchange. Please revise, here and in your risk factor disclosure, to describe the reason for doubt and the degree of uncertainty.

Exhibit 5.1.

2. Please provide a draft copy of the legal opinion for our review, or file the opinion as an exhibit with your next amendment.

* * *

Please direct any questions to me at (202) 551-3411 or, in my absence, to Nicholas Panos, Senior Special Counsel, at (202) 551-3266. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions